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SECURIT 05037917 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-7221

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/27/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Merrill Lynch World Headquarters - North Tower World Financial Center
(No. and Street)

New York	New York	10080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joseph F. Regan (201) 671-0606
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch, Pierce, Fenner & Smith Incorporated:

We have audited the accompanying consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated balance sheet, in 2004 the Company changed its method of accounting for stock-based compensation to conform to SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.*

As discussed in Note 2 to the consolidated balance sheet, the Company corrected the accounting for certain retail account fees.

Deloitte & Touche LLP

February 28, 2005

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004
(Dollars in Millions, Except Per Share Amount)

ASSETS		
Cash and cash equivalents		$ 6,108
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		17,999
Securities financing transactions		
Receivables under resale agreements	5,331	
Receivables under securities borrowed transactions	32,425	
		37,756
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $4,191)		
Equities and convertible debentures	7,421	
Corporate debt and preferred stock	7,386	
Mortgage and asset-backed	4,202	
Contractual agreements	3,406	
Municipals	2,319	
Non-U.S. Government and agencies	2,413	
Money markets	1,452	
U.S. Government and agencies	1,111	
		29,710
Securities received as collateral		1,813
Receivables from affiliated companies		17,567
Other receivables		
Customers (net of allowance for doubtful accounts of $27)	9,418	
Brokers and dealers	9,218	
Interest and other	3,266	
		21,902
Other investments		656
Equipment and facilities (net of accumulated depreciation and amortization of $3,525)		1,043
Other assets		722
Total Assets		$ 135,276

See Notes to Consolidated Balance Sheet.

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities financing transactions		
Payables under repurchase agreements	$ 28,981	
Payables under securities loaned transactions	6,887	
		35,868
Payables to affiliated companies		28,352
Trading liabilities, at fair value		
Corporate debt and preferred stock	4,060	
Equities and convertible debentures	3,923	
U.S. Government and agencies	2,634	
Contractual agreements	1,329	
Municipals	630	
Non-U.S. Government and agencies	166	
		12,742
Obligations to return securities received as collateral		1,813
Other Payables		
Customers	22,834	
Brokers and dealers	10,983	
Compensation and benefits	3,737	
Interest and other	3,960	
		41,514
Total		120,289
Subordinated borrowings		8,800
Stockholder's Equity		
Common stock, par value $1,000 per share; 1,200 shares authorized; 1,000 shares issued and outstanding	1	
Paid-in capital	2,464	
Accumulated other comprehensive loss	(10)	
Retained earnings	3,732	
Total Stockholder's Equity		6,187
Total Liabilities and Stockholder's Equity		$ 135,276

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004

(Dollars in Millions, Except Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), provides investment, financing, and related services to individuals and institutions on a global basis. Services provided to clients include securities brokerage, trading, and underwriting; investment banking, strategic advisory services, including mergers and acquisitions, and other corporate finance activities; origination, brokerage, dealer and related activities in swaps, options, forwards, exchange-traded futures, other derivatives and foreign exchange products; securities clearance and settlement financing services and investment advisory and related record keeping services. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent"). The Company's principal subsidiary is Merrill Lynch Professional Clearing Corp. ("MLPCC").

Basis of Presentation—The Consolidated Balance Sheet includes the accounts of MLPF&S and its subsidiaries and is presented in accordance with accounting principles generally accepted in the United States of America, which include industry practices. Intercompany transactions and balances have been eliminated.

The Consolidated Balance Sheet is presented in U.S. dollars. The Company's non-U.S. subsidiary has a functional currency (i.e., the currency in which activities are primarily conducted) of Singapore dollars. The non-U.S. subsidiary's assets and liabilities are translated to U.S. dollars at year-end exchange rates. Adjustments that result from translating amounts in the entity's functional currency and related hedging, net of related tax effects, are reported in stockholder's equity as a component of *Accumulated other comprehensive loss*.

At December 31, 2004, approximately $25,681 of assets, $23,982 of liabilities and $750 of subordinated borrowings were attributable to consolidated subsidiaries. The aggregate stockholder's equity of these subsidiaries was $949 at December 31, 2004.

Use of Estimates—In presenting the Consolidated Balance Sheet, management makes estimates regarding certain trading inventory valuations, the outcome of litigation, the carrying amount of goodwill, the realization of deferred tax assets, certain costs allocated by the Parent, customer award liabilities, valuation of employee stock options, and other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates and could have a material impact to the Consolidated Balance Sheet. It is possible that such changes could occur in the near term.

Substantially all financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. Fair values of financial instruments are disclosed in Note 4.

Trading Assets and Liabilities—Fair values of trading securities are based on quoted market prices, pricing models, or management's estimates of amounts to be realized on settlement assuming current market conditions and an orderly disposition over a reasonable period of time. See the *Trading Assets and Liabilities* section for additional information.

Legal and Other Reserves—The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate amount of that liability until years after the litigation has been commenced, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel.

Balance Sheet Captions—The following are policies related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of 90 days or less, other than those used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations—Cash and securities segregated for regulatory purposes or deposited with clearing organizations include cash and securities segregated in compliance with federal and other regulations and represent funds deposited for customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission as well as funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act. See Note 13 for additional information.

Securities Financing Transactions—The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers (also referred to as "matched-book" transactions), finance firm inventory positions, obtain securities for settlement, and earn residual interest rate spreads. The Company also engages in securities financing for customers through margin lending (see *Other Receivables and Payables – Customer Transactions*).

Repurchase and resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

Interest rate swaps may be used to modify the interest rate characteristics of long-term resale and repurchase agreements. (See the *Derivatives* section for additional information on the accounting policy for derivatives).

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not setoff on the Consolidated Balance Sheet.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

Transactions where the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold are recognized as *Securities received as collateral* as well as *Obligations to return securities received as collateral* on the Consolidated Balance Sheet.

Trading Assets and Liabilities—The Company's trading activities consist primarily of securities brokerage, trading and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative financial instruments used for trading purposes or for managing risk exposure in other trading inventory. See the *Derivatives* section for additional information on the accounting policy for derivatives.

Trading assets and other cash instruments are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Fair values of trading assets and liabilities are based on quoted market prices, pricing models (utilizing indicators of general market conditions or other economic measurements), or management's best estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time. As previously noted, estimating the fair value of certain trading assets and liabilities requires significant management judgment.

Derivatives—A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (i.e., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (i.e., options to buy or sell securities or currencies).

Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives") and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. Derivatives are often referred to as off-balance sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair values of trading derivatives are recorded in trading assets and liabilities. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where management believes the legal right

of setoff exists under an enforceable netting agreement. Derivative instrument transactions are included in *Contractual agreements* on the Consolidated Balance Sheet. Such transactions with affiliates are included in affiliated company balances.

Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are determined using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions, which may impact the level of precision in the Consolidated Balance Sheet. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to mark all positions consistently when only a subset of prices are directly observable. Values for non-exchange traded derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models based on experience to correlate more closely to the market risk of these instruments.

Valuation adjustments are an integral component of the mark-to-market process and are taken for individual positions where either the sheer size of the trade or other specific features of the trade or particular market (such as counterparty credit quality or concentration or market liquidity) requires the valuation to be based on more than the simple application of the pricing models.

Other Receivables and Payables - Customer Transactions—Customer securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Brokers and Dealers Receivables and Payables—Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades. Broker and dealer receivables and payables also include amounts related to futures contracts transacted on behalf of customers.

Interest and Other Receivables and Payables—Interest and other receivables include interest receivable on corporate and government obligations, customer receivables, stock borrowed transactions, receivables from commissions and fees, dividends and income taxes. Interest and other payables include interest payable for corporate and government obligations, customer payables, stock loan transactions, restructuring reserves and income taxes.

Compensation and Benefits Payables—Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Investing Activities—The Company holds certain equity investments at fair value that are included in *Other investments*. The cost basis of each investment sold is specifically identified for purposes of

computing realized gains and losses. Fair value of investments, including partnership interests, is estimated using a number of methods, including earnings multiples, cash flow analyses, and review of underlying financial conditions and other market factors. Accordingly, the Company's current estimate of fair value and the ultimate realization on these investments may differ.

Equipment and Facilities—Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by the Parent based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Qualifying costs incurred in the development of internal-use software are capitalized when costs exceed $5 and amortized over the useful life of the developed software, generally not exceeding three years.

Other Assets—Other assets consist primarily of prepaid pension expense related to plan contributions in excess of obligations, other prepaid expenses, deferred deal related expenses, goodwill and other deferred charges. Goodwill represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition. Under SFAS No. 142, *Goodwill and Other Intangible Assets,* intangible assets with indefinite lives and goodwill are no longer amortized. Instead, these assets are tested annually for impairment. The Parent has reviewed its goodwill in accordance with SFAS No. 142 and determined that the fair value of the reporting units to which goodwill relates exceeded the carrying value of such reporting units. Accordingly, no goodwill impairment loss has been recognized.

Borrowing Activities—Funding is principally obtained through loans from the Parent (see Note 7) and repurchase agreements.

Income Taxes—The results of operations of the Company and its wholly owned subsidiaries are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. The Parent allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate. The Parent is under examination by the Internal Revenue Service (the "IRS") and other states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction; for example, the current IRS examination covers 2001-2003. The Parent regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. In appropriate cases, tax reserves have been established which are adjusted when there is more information available or when an event occurs requiring a change to the reserves. The reassessment of tax reserves could have a material impact on the Company's effective tax rate.

The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes.* Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Deferred tax assets and liabilities are included in *Interest and other* receivables and *Interest and other* payables, respectively, on the Consolidated Balance Sheet. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. See Note 12 for additional information.

New Accounting Pronouncements—On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), *Share-Based Payment*, a revision of SFAS No. 123, *Accounting for Stock-Based Compensation.* The Company expects to adopt the provisions of revised SFAS 123 in the third quarter of 2005. The approach to accounting for share-based payments under revised SFAS No. 123 is substantially unchanged from that allowed under SFAS No. 123. Because the Company adopted the provisions of SFAS No. 123 in the first quarter of 2004, the impact of adopting the revised SFAS No. 123 is not expected to be significant.

2. OTHER EVENTS

Change in Accounting for Retail Account Fees—In the fourth quarter of 2004, the Company corrected its method of accounting to recognize certain retail account fees over the contract period instead of when the fees were received, and the beginning retained earnings balance has been adjusted to reflect the restatement. This restatement resulted in a cumulative decrease to retained earnings of $66 as of December 26, 2003 with corresponding increases in deferred revenues of $109 and increase to deferred tax assets of $43.

Change in Accounting for Stock-Based Compensation—On December 31, 2002 the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation.* Effective for the first quarter of 2004, the Company adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, using the retroactive restatement method described in SFAS No. 148. Under the fair value recognition provisions of SFAS No. 123, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. This restatement resulted in a $671 increase in deferred tax assets, a $2,044 increase in the payable to Parent and a $1,373 decrease in retained earnings as of December 26, 2003. Concurrent to the adoption of SFAS No. 123, the Parent contributed $869 of capital to the Company.

Restructuring—During the fourth quarter of 2001, the Company established a restructuring reserve of $625. Restructuring included workforce reductions, facilities-related costs and the consolidation of Private Client Offices. As of December 31, 2004, the restructuring reserve balance remaining to be utilized for costs related to facilities was $46.

Acquisitions—During the second quarter of 2004, the Company purchased the U.S. equities and options execution and clearing unit of ABN AMRO. The transaction was entered into in order to accelerate the Company's efforts to build its options clearing business, expand the Company's institutional client base, and enhance the service it provides to clients in this key business.

3. RELATED PARTY TRANSACTIONS

The Company has been engaged by Merrill Lynch International Incorporated ("MLII") as an agent for certain securities clearing, execution, and other related brokerage services required in or through markets located in the U.S. Accordingly, the Company transacts business with MLII customers on a fully-disclosed basis. Pursuant to reciprocal agreements with MLII, the Company pays a fee for having brokerage customers serviced worldwide. MLPF&S carries the accounts of clients and affiliated companies transacting regulated futures business, non-regulated spot commodities and foreign exchange forwards, on a fully-disclosed basis.

The Company clears certain securities and commodities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis. Pursuant to agreements, the Company receives or pays a fee for such services.

The Company also has been engaged by an affiliate to provide services to asset management customers. Pursuant to an agreement, the Company receives a fee for such services.

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$ 8,077
Receivables under securities borrowed transactions	5,806
Uncollateralized, variable-rate term loans	1,851
Brokers and dealers	525
Other	1,308
	$ 17,567

Payables to affiliated companies are comprised of:

Brokers and dealers	$ 9,821
Due to Parent, net	7,541
Payables under securities loaned transactions	5,296
Payables under repurchase agreements	2,921
Customers	1,327
Trading liabilities	877
Uncollateralized, variable-rate term loans	200
Other	369
	$ 28,352

The Company obtains financing from the Parent in the normal course of business. Amounts due to the Parent primarily include the following: $6,363 of U.S. dollar-denominated, uncollateralized obligations at variable interest rates based on the 30-day commercial paper rate; and $1,747 of collateralized, short-term borrowings outstanding under three revolving loan agreements with available commitments totaling $2,900. Borrowings outstanding under these agreements, which mature 12 months following demand, are collateralized by fixed assets and securities.

4. TRADING ACTIVITIES

The Company's trading activities include providing securities brokerage, dealing, financing and underwriting services to both affiliated and third party clients. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary positions, along with the related hedging and financing.

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by the Parent.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Interest rate agreements used by the Company include caps, collars, floors, basis swaps, leveraged swaps, and options. Interest rate caps and floors provide the purchaser with protection against rising and falling interest rates, respectively. Interest rate collars combine a cap and a floor, providing the purchaser with a predetermined interest rate range. Basis swaps are a type of interest rate swap agreement where variable rates are received and paid, but are based on different index rates. Leveraged swaps are another type of interest rate swap where changes in the variable rate are multiplied by a contractual leverage factor, such as four times three-month LIBOR (London Interbank Offered Rate). The Company's exposure to interest rate risk resulting from these leverage factors is typically hedged with other financial instruments.

Currency Risk—Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the end-user needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Credit Spread Risk—Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality, e.g., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative (e.g., U.S. Treasury instrument). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Credit Risk* section.

Commodity Price Risk—The Company views its commodity contracts as financial instruments since they are generally settled in cash and not by delivery of the underlying commodity. Commodity price risk results from the possibility that the price of the underlying commodity may rise or fall.

Credit Risk—The Company is exposed to the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads was previously discussed in the *Market Risk* section.

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk—The Company's exposure to credit risk, both default and credit spread, associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2004, the Company's most significant concentration of net credit risk was with the U.S. Government and its agencies. Direct exposure, which primarily results from trading asset positions in instruments issued by the U.S. Government and its agencies and the related accrued interest receivable, amounted to $1,130 at December 31, 2004. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral at December 31, 2004 totaled $20,417, of which $20,197 was from affiliated companies.

The Company's most significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending

credit to investment grade counterparties. At December 31, 2004, the Company's aggregate exposure to credit risk associated with non-investment grade trading assets amounted to approximately $3,618.

Trading Derivatives—The Company's trading derivatives consist of derivatives provided to customers and derivatives entered into for proprietary trading strategies or risk management purposes. The table below presents fair values of the Company's trading derivatives as of December 31, 2004:

	Fair Value	
	Assets	Liabilities
Options	$ 1,721	$ 932
Forwards	1,560	59
Swap agreements	144	1,215

The above amounts include trading derivative assets of $19 and trading derivative liabilities of $877 with affiliated companies.

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent ("master netting agreements") with each of its counterparties, whenever possible. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheet, providing for a more meaningful balance sheet presentation of credit exposure.

To reduce default risk, the Company requires collateral, principally U.S. Government and agency securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

5. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies, asset-backed, corporate debt, equity, and non-U.S. governments and agency securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge these securities held as collateral and uses the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 31, 2004, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $163,973, of which $41,715 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $114,351, of which $34,600 have been sold or repledged to affiliated companies.

The Company pledges certain firm-owned assets which are included in *Trading assets* to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge at December 31, 2004 are as follows:

Equities and convertible debentures	$ 4,788
Corporate debt and preferred stock	4,400
Mortgage and asset-backed	3,516
U.S. Governments and agencies	56
Municipals	2
Total	$ 12,762

6. SECURITIZATION TRANSACTIONS AND TRANSACTIONS WITH SPECIAL PURPOSE ENTITIES (SPEs)

In the normal course of business, the Company securitizes commercial and residential mortgage loans and municipal bonds. SPEs are often used when entering into or facilitating securitization transactions. The Company's involvement with SPEs used to securitize financial assets includes: establishing SPEs; selling assets to SPEs; underwriting, distributing, and making markets in securities issued by SPEs; engaging in derivative transactions with SPEs; and owning notes or certificates issued by SPEs.

The Company securitized assets of $43,735 for the year ended December 31, 2004.

The Company may retain interests in the senior tranche, subordinated tranche, and/or residual tranche of securities issued by SPEs created to securitize assets. The gain or loss on the sale of the asset is determined with reference to the previous carrying amount of the financial assets transferred, which is allocated between the asset sold and the retained interests, if any, based on their relative fair value at the date of transfer.

Retained interests are recorded in the Consolidated Balance Sheet at fair value. To obtain fair values, observable market prices are used if available. Where observable market prices are unavailable, the Company generally estimates fair value initially and on an ongoing basis based on the present value or expected future cash flows using management's best estimates of credit losses, prepayment rates, forward yield curves, and discount rates, commensurate with the risks involved. Retained interests in securitized assets were approximately $987 at December 31, 2004, which related to residential mortgage loan and commercial mortgage loan securitization transactions. The majority of retained interests consist of securities that have observable market prices. These retained interests are held as *Trading assets*.

For residential mortgage loan and commercial mortgage loan securitizations, the investors and the securitization trust have no recourse to the Company's other assets for failure of mortgage holders to pay when due.

The following table presents information on retained interests held by the Company at December 31, 2004 arising from the Company's residential mortgage loan and commercial mortgage loan securitization transactions. The sensitivities of the current fair value of the retained interests to an immediate 10% and 20% adverse changes in those assumptions and parameters are also shown.

	Residential Mortgage Loans	Commercial Mortgage Loans
Retained interest (fair value)	$ 934	$ 53
Weighted average life (in years)	4.0	8.7
Credit losses (rate per annum)	0.4 %	-
Impact on fair value of 10% adverse change	(9)	-
Impact on fair value of 20% adverse change	(18)	-
Weighted average discount rate	6.0 %	6.7 %
Impact on fair value of 10% adverse change	(17)	(2)
Impact on fair value of 20% adverse change	(33)	(3)
Prepayment speed (CPR)	23.3 %	10.8
Impact on fair value of 10% adverse change	(8)	-
Impact on fair value of 20% adverse change	(15)	(1)

CPR = Constant Prepayment Rate

The preceding table does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge risks including credit, interest rate and prepayment risks that are inherent in the retained interests. The Company employs hedging strategies that are structured to take into consideration the hypothetical stress scenarios above such that they would be effective in principally offsetting the Company's exposure to loss in the event these scenarios occur. In addition, the sensitivity analysis is hypothetical and should be used with caution. In particular, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Further, changes in fair value based on a 10% or 20% variation in an assumption or parameter generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the sensitivity analysis does not consider any hedging activity that the Company may take to mitigate the impact of any adverse changes in the key assumptions.

The weighted average assumptions and parameters used initially to value retained interests relating to securitizations effected in 2004 that were still held by the Company as of December 31, 2004 were as follows:

	Residential Mortgage Loans	Commercial Mortgage Loans
Weighted average life (in years)	4.3	2.6
Credit losses (rate per annum)	0.4 %	-
Weighted average discount rate	6.0 %	1.3 %
Prepayment speed assumption (CPR)	22.3 %	-

CPR = Constant Prepayment Rate

The following table presents quantitative information about principal amounts outstanding, delinquencies, and net credit losses of securitized financial assets as of December 31, 2004.

	Residential Mortgage Loans	Commercial Mortgage Loans
Principal amount outstanding	$ 28,255	$ 1,717
Delinquencies	-	-
Net credit losses	-	-

7. SUBORDINATED BORROWINGS

At December 31, 2004, subordinated borrowings and credit committed under agreements with the Parent consisted of the following:

	Maturity	Amount Outstanding	Total Available
MLPF&S	12 months following demand	$ 8,050	$ 11,000
Subsidiary:			
Merrill Lynch Professional Clearing Corp.	March 20, 2006	750	1,350
		$ 8,800	$ 12,350

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month LIBOR.

8. STOCKHOLDER'S EQUITY

MLPF&S is authorized to issue 1,000 shares of $25 par value preferred stock. At December 31, 2004, there were no shares issued.

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial

services institution. The general decline of equity securities prices between 2000 and 2003 has resulted in increased legal actions against many firms, including the Company.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers who would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved in investigations and proceedings by governmental and self-regulatory agencies. The number of these investigations has also increased in recent years with regard to many firms, including the Company.

Given the number of these matters, some are likely to result in adverse judgments, penalties, injunctions, fines or other relief. The Company believes it has strong defenses to, and where appropriate, will vigorously contest many of these matters. In accordance with SFAS No. 5, *Accounting for Contingencies*, when resolution of cases is both probable and estimable, the Company will accrue a liability. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company often cannot predict what the eventual loss or range of loss related to such matters will be. The Company continues to assess these cases and believes, based on information available to it, that the resolution of these actions will not have a material adverse effect on the financial condition of the Company as set forth in the Consolidated Balance Sheet.

IPO Allocation Litigation—The Company has been named as one of the defendants in approximately 110 securities class action complaints alleging that dozens of underwriting defendants, including the Company, artificially inflated and maintained the stock prices of the relevant securities by creating an artificially high aftermarket demand for shares. On October 13, 2004, the district court issued an order allowing certain of these cases to proceed against the underwriters as class actions. The underwriters, including the Company, are appealing this decision to the Court of Appeals. On February 15, 2005, the court approved a settlement between plaintiffs and issuer defendants under which insurers of the issuers have guaranteed recovery of at least $1 billion by class members, and the settling issuer defendants have assigned to the class members certain claims they may have against the underwriters.

Research Litigation—The Company has been named in over 30 research-related class actions brought in or transferred to the United States District Court for the Southern District of New York. These actions challenge the independence and objectivity of the Company's research recommendations and related disclosures.

On June 30, 2003, the district court granted the Company's motion to dismiss the claims related to 24/7 Real Media, Inc. and Interliant, Inc. On January 20, 2005, the Court of Appeals upheld the dismissals of the 24/7 Real Media and Interliant complaints on the ground that plaintiffs had failed to plead facts showing that the losses they incurred were caused by the conduct they alleged.

On July 2, 2003, the district court granted the Company's motion to dismiss the claims related to the Global Technology Fund. On October 22, 2003, the court granted the Company's motion to dismiss the claims related to the Focus Twenty Fund. Plaintiffs have appealed the dismissals to the United States Court of Appeals for the Second Circuit. On October 29, 2003, the court granted the Company's motion to dismiss the claims related to eToys, Inc., Homestore.com, Internet Strategies Fund, iVillage Inc., Lifeminders, LookSmart Ltd., Openwave Systems, Inc., Pets.com, Inc., and Quokka Sports. The Company has moved or expects to move to dismiss the remaining research class actions.

Leases—The Company has entered into various noncancelable long-term lease agreements for premises and equipment that expire through 2024, including the World Financial Center Headquarters ("WFC"). The Company has also entered into various noncancelable short-term equipment leases.

Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 31, 2004 are presented below:

	WFC	Other	Total
2005	$ 100	$ 212	$ 312
2006	100	207	307
2007	100	181	281
2008	100	150	250
2009	100	121	221
Thereafter	373	223	596
Total	$ 873	$ 1,094	$ 1,967

Total minimum rental commitments shown above have not been reduced by $302 of minimum sublease rentals to be received in the future under non-cancelable subleases. Certain leases contain renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Other Commitments—In the normal course of business, the Company enters into commitments for underwriting transactions. Settlement of these transactions as of December 31, 2004 would not have had a material effect on the consolidated financial condition of the Company.

The Company also obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $26 at December 31, 2004.

The Company has entered into agreements with providers of market data, communications, and systems consulting services. At December 31, 2004, minimum fee commitments over the remaining life of these agreements aggregated $388.

Guarantees—The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57 and 107, and Rescission of FASB Interpretation No. 34.* FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the FIN 45 definition of guarantees include certain written options and credit default swaps. The Company does not monitor whether its clients enter into these derivative contracts for speculative purposes or to protect against changes in an underlying that relates to an asset, liability or equity security of the client. Accordingly, the Company has disclosed below information about certain types of written options that can potentially be used by clients to protect against changes in an underlying security, regardless of how the contracts are used by the client.

For certain derivative transactions such as written interest rate caps and written currency options, the maximum payout is not quantifiable, because, for example, the rise in interest rates could theoretically be

unlimited. In addition, the Company does not monitor its exposure to derivatives in this manner. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value significantly overstates the exposure to these contracts.

The Company records all derivative transactions at fair value on its Consolidated Balance Sheet. As noted above, the Company does not monitor its exposure to derivative contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

These guarantees and their expiration are summarized below:

Type of Guarantee	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years	Carrying Value
Derivative contracts (1)	$ 3,368	$ 1,326	$ 944	$ 1,046	$ 52	$ 222
Performance guarantee (2)	-	-	-	-	-	7

(1) As noted above, the notional value of derivative contracts is provided instead of the maximum payout amount, although the notional value should not be considered as a reliable indicator of the Company's exposure to these contracts.

(2) Marketable Securities are posted as collateral.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Consolidated Balance Sheet for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the Consolidated Balance Sheet as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the

Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the Consolidated Balance Sheet for these transactions.

10. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other postemployment benefits to its employees under plans sponsored by the Parent.

Defined Contribution Plans—The U.S. defined contribution plans consist of the Retirement Accumulation Plan ("RAP") and the 401(K) Savings & Investment Plan ("401(K)"). These plans cover substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans—The Parent has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

Postretirement Benefits Other Than Pensions—The Company provides health and life insurance benefits to retired employees under Parent-sponsored plans that cover substantially all U.S. employees who have met age and service requirements. At December 31, 2004, neither the Company nor the Parent had funded these plans. A postretirement benefit obligation of $36 has been recorded as a liability to the Parent.

Postemployment Benefits—The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to non-work-related illness or injury are entitled to disability income, medical coverage and life insurance. The Company also provides severance benefits to terminated employees. A postemployment benefit obligation of $14 has been recorded as a liability to the Parent.

Severance benefits may be provided to terminated employees under the terms of a severance pay plan. Although all full-time employees are eligible for severance benefits, no additional amounts were accrued as of December 31, 2004, since future severance costs are not estimable.

11. EMPLOYEE INCENTIVE PLANS

The Company participates in several employee compensation plans sponsored by the Parent which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plans ("LTICP"), the Employee Stock Compensation Plan ("ESCP"), the Equity Capital Accumulation Plan ("ECAP"), the Employee Stock Purchase Plan ("ESPP"), the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), and other deferred compensation plans and award programs.

LTICP, ESCP and ECAP—LTICP, ESCP and ECAP provide for grants of equity and equity-related instruments of the Parent to certain key employees of the Company. The costs associated with these plans are allocated to the Company by the Parent. No grants have been issued under ESCP as of December 31, 2004.

ESPP—ESPP allows eligible employees to invest from 1% to 10% of their eligible compensation to purchase the Parent's common stock at its fair market value. Effective January 1, 2005, employees will be able to purchase the Parent's common stock at a 5% discount.

FACAAP—Under FACAAP, eligible employees in the Company's Private Client group are granted awards generally based upon their prior year's performance. Payment for an award is contingent upon continued employment for a period of time and is subject to forfeiture during that period. Awards granted in 2003 and 2004 are generally payable eight years from the date of grant in a fixed number of shares of the Parent's common stock. For outstanding awards granted prior to 2003, payment is generally made ten years from the date of grant in a fixed number of shares of the Parent's common stock unless the fair market value of such shares is less than a specified minimum value plus interest, in which case the minimum value plus interest is paid in cash. As of December 31, 2004, the Company had $750 included in *Compensation and benefits liabilities* for FACAAP.

Other Compensation Arrangements—The Company participates in Parent-sponsored deferred compensation plans in which employees who meet certain minimum compensation requirements may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various Merrill Lynch mutual funds and other funds including certain Parent-sponsored investment vehicles that qualify as employee securities companies. The Company also participates in several Parent sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the vesting criteria for the particular program. At December 31, 2004, accrued liabilities on the Consolidated Balance Sheet for these plans and grants totaled $1,097.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction with an affiliate. At December 31, 2004, the Company had investments totaling $656 on the Consolidated Balance Sheet, and a derivative transaction with an affiliate effectively hedging an additional $673 of the Company's liabilities.

12. INCOME TAXES

The Company and its wholly owned subsidiaries are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. The Parent allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate. At December 31, 2004, the Company had a current tax payable to the Parent of $6.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheet. These temporary differences result in taxable or deductible amounts in future years. The Company's deferred tax assets at December 31, 2004, which are included in *Interest and other* receivables, are comprised of:

Valuation, restructuring and other reserves [1]	$ 410
Deferred compensation	1,175
Stock options	677
Other, net	(49)
Net deferred tax asset	$ 2,213

[1] Primarily related to *Trading assets* and *Other liabilities*.

No valuation allowance was required at December 31, 2004.

The Parent is under examination by the IRS and other states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction; for example, the current IRS examination covers 2001-2003. The Parent regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. In appropriate cases, tax reserves have been established which are adjusted when there is more information available or when an event occurs requiring a change to the reserves. The reassessment of tax reserves could have a material impact on the Company's effective tax rate.

13. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 (the "Act") and capital requirements of the Commodity Futures Trading Commission ("CFTC"). MLPF&S computes its net capital under the alternative method permitted by the Rule which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. At December 31, 2004, MLPF&S' regulatory net capital of $3,050 was 19.3% of aggregate debit items, and its regulatory net capital in excess of the minimum required was $2,683 at 2% of ADI. The CFTC also requires that minimum net capital should not be less than 8% of the total customer risk margin requirement plus 4% of the total non-customer risk margin requirement. At December 31, 2004, MLPF&S regulatory capital of $3,050 exceeded the CFTC minimum requirement of $289 by $2,761.

In addition, MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the Securities and Exchange Commission ("SEC") or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2004 as defined by these regulatory authorities is $561 and $509, respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Act.

For the December 31, 2004 customer reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of customers securities with a contract value of $10,600 and $1,750, respectively. The securities for both companies were obtained under resale agreements with an affiliate.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. For the December 31, 2004 PAIB reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of PAIB securities with a contract value of $100 and $70, respectively. The securities for both companies were obtained under resale agreements with an affiliate. As a futures commission merchant, MLPF&S and MLPCC are required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2004, assets segregated and secured and held in separate accounts totaled $8,059 and $917 and exceeded requirements by $1,470 and $239 for MLPF&S and MLPCC, respectively. On December 23, 2004, the SEC granted MLPF&S an exemption from the application of the standard net capital requirements of the Rule, pursuant to SEC rule amendments adopted on June 8, 2004. As a condition of this exemption, the Parent has consented to group wide supervision by the SEC. The rule amendments are intended to reduce regulatory capital costs for broker-dealers by allowing very highly capitalized firms that have comprehensive internal controls and risk management practices in place to use their mathematical risk modules to calculate certain regulatory capital deductions.

As a result, and beginning as of January 3, 2005, MLPF&S will be able to compute certain net capital deductions under the SEC rule amendments. In addition and subject to regulatory approval, MLPF&S expects to reduce over time its excess net capital so as to realize the benefits of the rule amendments. Notwithstanding the foregoing, the customer protection requirement of Rule 15c3-3 and the Rule's minimum net capital requirements, as discussed above, continue to apply. Furthermore, the new rule amendments also require MLPF&S to maintain tentative net capital of at least $1,000 and net capital of $500.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2005

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Merrill Lynch World Headquarters
World Financial Center – North Tower
250 Vesey Street
New York, New York 10080

In planning and performing our audit of the consolidated financial statements of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP